SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ to ______ from

Commission File Number 0-2648

Hearth & Home Technologies Inc. Retirement Plan

HNI Corporation
414 East Third Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. The Financial Statements and Schedules of the Hearth & Home Technologies Inc. Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors

Hearth & Home Technologies Inc. Retirement Plan

Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004 and Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

HEARTH & HOME TECHNOLOGIES, INC.
RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
101 West Second Street
Davenport, IA 52801
USA

Tel: +1 563 322 4415
Fax: +1 563 445 9600
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Retirement Fund
Committee and Participants of
Hearth & Home Technologies Inc.

We have audited the accompanying statements of net assets available for benefits of the Hearth & Home Technologies Inc. Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express o such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 23, 2005

HEARTH & HOME TECHNOLOGIES INC.
RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
NONINTEREST BEARING CASH	$ 2,197	$ 70,448
INVESTMENTS:		
Investments, participant-directed (Note 3)	73,969,151	64,581,803
HNI Corporation (formerly HON INDUSTRIES Inc.) common stock (Notes 3 and 4)	15,619,867	14,554,014
Total investments	89,589,018	79,135,817
RECEIVABLES:		
Employer contributions (Note 4)	6,597,527	5,572,047
Accrued income	220	75
Total receivables	6,597,747	5,572,122
Total assets	96,188,962	84,778,387
LIABILITIES:		
Excess contribution refundable	11,267	240
Transfer to affiliate plan		24,613
Total liabilities	11,267	24,853
NET ASSETS AVAILABLE FOR BENEFITS	$96,177,695	$84,753,534

See notes to financial statements.

HEARTH & HOME TECHNOLOGIES INC.
RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

Contributions:	
Participant	$ 4,912,192
Employer	7,165,425
Rollovers	760,117
Total contributions	12,837,734
Investment income:	
Net appreciation in fair value of investments (Note 3)	4,269,567
Interest and dividends	1,286,849
Net investment income	5,556,416
Transfer from affiliate plan	18,759
Deductions:	
Benefits paid to participants	6,698,009
Transfers to affiliate plan	290,739
Total deductions	6,988,748
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	11,424,161
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	84,753,534
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 96,177,695

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Hearth & Home Technologies Inc. Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was originally established effective January 1, 1990, as the Allied Fireside, Inc. Retirement Savings Plan ("Allied Plan"). Hearth Technologies Inc. ("HTI"), a subsidiary of HNI Corporation, became the sponsoring employer of the Plan and the participants were transferred to the employ of Hearth Technologies Inc. on January 28, 2000. Effective January 1, 2002, the American Fireplace Company Tax-Sheltered Thrift Plan and Trust ("AFC Plan") and the Hearth Services Inc. 401(k) Retirement Plan ("HSI Plan") were merged into this plan. The Plan was then renamed the Hearth Technologies Inc. Retirement Plan. Effective October 22, 2002, Hearth Technologies Inc. was renamed Hearth & Home Technologies Inc. and the Plan was renamed Hearth & Home Technologies Inc. Retirement Plan.

The Plan is a defined contribution plan for all regular, nonbargaining employees who are age 18 or older, of Hearth & Home Technologies Inc. An individual shall be a participant in the Plan as of January 1, 2002, if the individual (a) was an HTI Member (defined as an employee of Hearth Technologies Inc. in Lakeville, Minnesota; Mt. Pleasant, Iowa; Lake City, Minnesota; Colville, Washington; or Annapolis Junction, Maryland) or an HSI Member (any other person employed by Hearth Technologies Inc. or a Participating Affiliate) on January 1, 2002, and (b) on December 31, 2001, was a participant in the either the Allied Plan, the AFC Plan, the HSI Plan, or the HNI Corporation Profit Sharing Retirement Plan. Effective April 1, 2004, employees can enroll in the Plan immediately upon hire. Prior to April 1, 2004, employees could enroll in the Plan as of the first day of the earliest payroll period 90 days after the date of hire (the entry date). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective March 1, 2003, the Plan was amended to: 1) allow participants involved in a facility closure to be eligible for proportionate annual employer contributions in the year of closure and 2) allow account transfers to/from other employer sponsored plans.

Contributions – The Plan generally provides for the employer to contribute an amount equal to 2.5% of each HTI participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("Employer Retirement Contributions"). The employer may make additional contributions to the Plan from accumulated profits, at the discretion of the Board of Directors ("Employer Profit Sharing Contributions"). The discretionary contribution to the Plan for the year ended December 31, 2004 was $3,670,376. In addition, the employer contributes a number of shares of HNI Corporation ("Company") stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned as described above (2% for HTI members and 1% for HSI members) ("Employer Company Ownership Contributions"). Finally, HSI members are eligible to receive employer matching contributions (50% up to 5% of a participant's eligible compensation). Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to certain limitations. The Plan permits the acceptance of an account balance from another qualified plan by means of a direct transfer or rollover.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants are immediately vested in their accounts.

Investment Options – Participants may direct their account balances in any of fourteen investment options, which includes HNI Corporation common stock, six collective funds and seven mutual funds. A participant's investment in Company stock is limited to a maximum of 25% of his/her account balance.

Loans to Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods up to 60 months (15 years in the case of a loan used to acquire a principal residence). The fixed interest rate is based on prevailing market conditions. The loans are secured by the balance in the participant's account. Loans to participants are included in investments in the statements of net assets available for benefits.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant generally may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than 15 years. For termination of service due to other reasons, a participant must receive the value of the vested interest in his or her account as a lump sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – The Plan's investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value of those shares as computed by the respective funds.

Administrative Expenses – Administrative expenses are paid for by the Company.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at December 31, 2004 and 2003.

3. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	2004	2003
HNI Corporation (formerly HON INDUSTRIES Inc.) common stock**, 362,831 and 335,972 shares, respectively	$15,619,867	$14,554,014
AET Income Fund II*, 423,043 and 444,860 shares, respectively	10,417,021	10,603,229
AET Medium-Term Horizon Fund*, 669,873 and 615,789 shares, respectively	16,714,007	14,232,113
PIMCO Total Return Fund, 748,888 and 757,810 shares, respectively	7,990,635	8,116,143
AXP New Dimensions Fund*, 556,113 and 572,781 shares, respectively	13,474,620	13,678,013
Neuberger Berman Genesis Trust, 195,346 and 156,924 shares, respectively	8,335,406	5,810,884
Templeton Foreign Broker Fund, 525,791 shares	6,467,226	

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investment bought, sold, and held during the year) appreciated (depreciated) in value as follows:

HNI Corporation common stock**	$ 80,510
AET Income Fund II*	340,210
AET Short-Term Horizon Fund*	11,540
AET Medium-Term Horizon Fund*	1,202,477
AET Long-Term Horizon Fund*	115,562
AET Equity Index II*	395,159
PIMCO Total Return Fund	(31,182)
AXP New Dimensions Fund*	186,575
Neuberger Berman Genesis Trust	979,762
Janus Worldwide Fund	28,999
AXP Equity Select Fund*	24,335
Davis New York Venture Fund	143,963
Templeton Foreign Broker Fund	790,997
Managers Fremont Institutional Microcap Fund	660
	$4,269,567

* Represents a party-in-interest to the Plan.

** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2004	2003
HNI Corporation (formerly HON INDUSTRIES Inc.)		
common stock*	$15,619,867	$14,554,014
Receivables - Employer:		
Participant-directed	209,017	161,426
Nonparticipant-directed	1,442,855	1,344,384
Net assets - Company Stock Fund	$17,271,739	$16,059,824
Changes in net assets of Company Stock Fund:		
Employer contributions:		
Participant-directed	$ 229,181	
Nonparticipant-directed	1,442,855	
Participant contributions	285,877	
Net appreciation in fair value	80,510	
Dividends	200,519	
Benefits paid to participants	(753,612)	
Transfers to participant-directed investments	(242,321)	
Transfer from affiliate plan	4,564	
Transfer to affiliate plan	(35,658)	
	$ 1,211,915	

*Represents a party-in-interest to the Plan.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated August 23, 2002, that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements. Subsequently, the Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RELATED PARTY TRANSACTIONS

At December 31, 2004 and 2003, the Plan held 362,831 shares and 335,972 shares, respectively, of common stock of HNI Corporation, the sponsoring employer, with a cost basis of $7,313,179 and $6,100,728 at December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $200,519 from the Company common stock.

Certain Plan investments are shares of collective funds managed by American Express Trust Company ("American Express"). American Express is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

* * * * *

HEARTH & HOME TECHNOLOGIES INC.
RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost**	Current Value
HNI Corporation*	HNI Corporation common stock; 362,831 shares	$ 7,313,179	$ 15,619,867
American Express Trust Company*	AET Money Market Fund II Common Collective Fund; 165,066 shares		165,066
American Express Trust Company*	AET Income Fund II Common Collective Fund; 423,043 shares		10,417,021
American Express Trust Company*	AET Short-Term Horizon Fund Common Collective Fund; 19,987 shares		404,387
American Express Trust Company*	AET Medium-Term Horizon Fund Common Collective Fund; 669,873 shares		16,714,007
American Express Trust Company*	AET Long-Term Horizon Fund Common Collective Fund; 54,773 shares		1,425,146
American Express Trust Company*	AET Equity Index II Common Collective Fund; 124,984 shares		4,381,193
PIMCO	PIMCO Total Return Fund Registered Investment Company; 748,888 shares		7,990,635
American Express Trust Company*	AXP New Dimensions Fund Registered Investment Company; 556,113 shares		13,474,620
American Express Trust Company*	AXP Equity Select Fund Registered Investment Company, 23,468 shares		310,016
Davis Funds	Davis New York Venture Fund Registered Investment Company; 62,632 shares		1,922,185
Neuberger Berman	Neuberger Berman Genesis Trust Registered Investment Company; 195,346 shares		8,335,406

(Continued)

HEARTH & HOME TECHNOLOGIES INC.
RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004 (CONCLUDED)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost**	Current Value
Franklin Templeton Investments	Templeton Foreign Fund Registered Investment Company, 525,791 shares		6,467,226
Fremont Investments	Managers Fremont Institutional Microcap Registered Investment Company, 1,297 shares		21,780
Participant loans*	Maturing 2005 to 2018 at interest rates of 5% to 10%		1,940,463
Total assets held for investment purposes			$ 89,589,018

* Represents a party-in-interest to the Plan.

** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Hearth & Home Technologies Inc. Retirement Plan

Date: June 23, 2005

By: ______________________

Jerald K. Dittmer
Vice President and Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-107690 of HNI Corporation on Form S-8 of our report dated June 23, 2005, appearing in this Annual Report on Form 11-K of Hearth & Home Technologies Inc. Retirement Plan for the year ended December 31, 2004.

Deloitte + Touche LLP

Davenport, Iowa
June 23, 2005